
iPhone Screen of Working App: Click Picture for Live Video Demo
3.3 • SOLUTION - LIVE DEMONSTRATION
Wellness Overall Status
High
Vital Signs Result
Monte Sereno
HELPS PROVIDE PROACTIVE PRIMARY CARE
23
In 2 minutes: Get 10 Vital Signs & Ai Doctor Triage
4/10/2023

INVEST IN **MONTE SERENO HEALTH**

AI-Powered Healthcare Throughout Africa (partnered with Amazon and Access Bank)

LEAD INVESTOR



Lawrence Anga

This can transform and revolutionize healthcare delivery in Africa. It would serve as a catalyst for bringing high quality care and drugs to those most in need. It would serve as a template to be replicated in other underserved areas. The business model addresses fundamental issues that would ensure extensive reach quickly and deliver maximum impact at affordable costs. The vision of the founder and the team is underpinned by their passion for positive change. It is driven by their entrepreneurial spirit and years of hands on experience in various walks of life. MSH has entered into strategic partnerships and collaboration with tried and tested global leaders across the value chain. This inspires confidence. There is a great need, a huge gap, MSH aims to provide the solution.

Invested $2,000 this round

monteserenohealth.com Gaithersburg MD

Technology | Healthcare | Minority Founder | Service

Highlights

1. Higher care quality, utilization & availability. Hopes to eliminate 75% fake drugs & 3x drug markups

2. Aims to Increase healthcare access for the poor, decrease costs 30-50%. Drones serve slums & rural

3. Massively scalable. Exceptional financial and social ROI. Fast network effects, geography-agnostic

4. Strategic Partners: AWS awarded $590k in grants. Access Bank will give us their 45++mil customers

5. Platform Vendor Partnerships -AXA Mansard HMO, BYDOW Pharmacy chain, AIICO Multishield HMO

6. Up to 80% of ailments are caused by drinking dirty water. MSH Platform aims to help eliminate these

7. UK-NHS-proven AI doctor proactively manages health & chronic diseases at low cost- Mayo Clinic design

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Our Team



Clement Okoh CEO

Founder/CEO Author, Cancer Survivor, 5x Serial founder Princeton BSE Magna Cum Laude, Eng. Physics U.C. Berkeley - PhD, ME FOUNDER & CEO. (1) Monte Sereno Health, (2) MS Ventures, (3) OGISO (4) OGISO Env; (5) PMMX Author GBS Cancer Memoir “OSONDU”



Tomi Davies Collaborator

Africa's Most Influential Angel. Founding president of the African Business Angel Network



Joyce Shyngle-Wigwe, JSD COO

Executive Director, Government Affairs and Policy Leader, GE West Africa. JSD Law Stanford University 2000, MA Accounting UI Urbana Champaign (5/23)



Lawrence Fubara Anga, SAN, FCTI Gen. Counsel

Founding Partner, Head, Banking and Finance, Transportation AELEX. Chairman Nigerian Stock Exchange Investors Protection Fund. BA Econ, Pol Sci. Yale University, BA, MA Law, University of Cambridge.



Jay Bennett, Jr Collaborator - Management & Benchmarking

Founder and Managing Director, Greenwich Associates, Conn. BA, Political Economy Princeton University MBA Harvard Business School



Dr. Alexandra Laraba Anga Medical Panelist – Pediatrics

Medical Director at The Children's Practice and The Consultants Practice Ltd. BSc BioChemistry University of London MBBS, University of Cambridge



Dr. Yvonne Koyenhi Onyike, MD, MPH Medical Panelist – Family Medicine / Maternal Child Health, Epidemiology

Head of Clinical Operations at Curai Health



Dr. Daniel Lopez-Acuna MD, MPH Medical Panelist - Epidemiology, Health Systems, Global Public Health, Humanitarian Health Action, Migrant Health

Director for Recovery and Transition, Cluster of Health Action in Crisis, World Health

Organization (WHO) · Adjunct Professor Andalusian School of Public Health · Independent Public Health Expert



Dr. Koye A. Oyerinde MD DrPH FAAP Medical Panelist - Pediatrics and Public Health/Global Health -Reproductive, Maternal, Newborn, Child & Adolescent Health

DrPH, Health Policy and Management, UNC at Chapel Hill MSc, Epidemiology University of Pretoria MPH, Public Health, University of Lagos. Public Health Expert & Author. Global Health professor at the Mailman School of Public Health (2009 -2014).



Dr. Ahmed Shelbaya, MD, MPH, MSc Medical Panelist – Public Health, Epidemiology, Global Health Outcomes

Faculty, Columbia Univ. Mailman School Of Public Health, Epidemiology Dept., Senior Director Global Health Outcomes Research, Pfizer

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Pitch


Monte Sereno
Transformative
Ai-Powered One Stop Healthcare Throughout Africa
1


2
1.1 • PROBLEM
Bad/No Access
10k to 1 doctor
75% Fake Drugs
FAKE
High Disease Burden
60% Global HIV
90% Global malaria
Africa's Healthcare Crisis
Bad Primary Care


2.1 • THE SOLUTION
Monte Sereno Health "Silva"
The Solution
Ai-Powered One-stop healthcare throughout Africa.
B2B2C marketplace with seamless care from online and offline providers.
• Partnered With Amazon and Access Bank •
3
With "Aiva" Conversational A.I.
Doc. Aiva
Monte Sereno
START
SILVA •HEALTH •MKT
Aiva → Tested 3x more accurate

How Monte Sereno Silva Platform Works - Simple
- 2G to 5G Text & Conversational

2.2 • THE SOLUTION


MARKETPLACE

1. OPEN MSH APP
2. GET 10 VITAL SIGNS AND DIAGNOSIS IN 2 MINUTES
3. GO ON MSH ONLINE MARKETPLACE FOR ONWARD CARE - IF NEEDED
4. USE MSH MARKETPLACE AS NEEDED
   Human Docs/Hospitals, e-Pharmacy, Labs, Online & Offline Providers

MSH IS UNIQUE - BENEFITS

Monte Sereno

2.3 • THE SOLUTION - BENEFITS


REAL
FAKE
EHR

1. UNIVERSAL PRIMARY CARE
   55% COST SAVINGS
   QUALITY, LOW-COST PROACTIVE
   1:1 DOC TO PATIENT
2. CHEAP CLEAN DRUGS
   0% FAKE DRUGS
   (CURRENTLY 75% FAKES!)
   90% COST SAVINGS
3. HEALTH EQUITY-QUALITY RURAL & SLUM HEALTHCARE
   DRONES TAKE CLINIC TO THE PATIENT
4. CLOUD-BASED HEALTH RECORDS
   SECURE, INTEROPERABLE, VOICE SEARCHABLE
   BLOCKCHAIN, FHIR

MSH Team + Board & Counsels

3.1 • TEAM



FOUNDER & CEO
Clement I. Okoh, Ph.D.
Founder-CEO OGISO CA, Founder-CEO MSV



BOARD
Hadiza Bala Usman
Fmr Managing Director, Nigerian Ports Authority



GEN. COUNSEL, BOARD
Lawrence F. Anga, SAN
Chairman Nigerian Stock Exchange IPF



COO, BOARD
Joyce Shyngle-Wigwe, JSD (COO)
Fmr. E.D. GE West Africa



GEN. COUNSEL HOLDCO
James C. Chapman
Partner, Rimon Law,
Menlo Park, CA



CMB, BOARD-NP
Jay Bennett
Fmr. Managing Director,
Greenwich Assoc.



CIC, BOARD
Tomi Davies
President ABAN, Chief Inv Officer
Greentec Capital Partners



BOARD
Hakeem Belo-Osagie
Fmr. Chairman Etisalat
Chairman Metis Capital

MSH Team - Medical Panel

3.2 • TEAM



Dr. Alexandra Anga
Medical Director, Consultant
Paediatrician - The Children's Practice Ltd.
Clinic Ikoyi, Lagos, Nigeria,



Dr. Yvonne Onyike
Family Medicine Physician / Maternal Child
Health Epidemiologist, Washington DC
Metro Area, USA



Dr. Daniel Lopez-Acuna
Former Director for Recovery and Transition, Cluster of Health Action in Crisis, World Health Organization (WHO), Adjunct Professor Andalusian School of Public Health Independent Public Health Expert



Dr. Ahmed Shelbaya
culty, Columbia Univ. Mailman School Of Public Health, Epidemiology Dept., Senior Director Global Health Outcomes Research, NY USA



Dr. Koye Oyerinde
Pediatrician and Public Health/Global Health Expert, ND USA -Reproductive, Maternal, Newborn, Child & Adolescent Health



Rhonice Burnett
Fmr Director, Strategic Planning
Johns Hopkins

9/14/2022

COMPETITIVE LANDSCAPE

1. INSURANCE COS	2. POSSIBLE COPYCATS	3. APP SUPPLIERS TELEMEDICINE

4.1 • COMPETITION

Internet commerce companies
- Amazon
- Alibaba

& CONTENT CHANNELS
- WebMD, Kareo, AdvancedMD, 98Point6
- Healthconnect247, Doctorcare247
- Ekohealth, Lafiya Telehealth



Bad Fragmented Healthcare System
• Bad/No Delivery Infrastructure
• Bad/No Access
1 doc to 10k people
• Bad/No Primary Care
• High (Preventable) Disease Load
Malaria, TB, Worms
• Corrupted Pharma System
75% Fake Drugs, with 300% markup

No one is adequately addressing the bad fragmented healthcare system with bad/no primary care

4/10/2023

5.1 • MARKET

Nigeria Market

TAM
$150bn+
Total Available Market

source1
source2
source3
source4
source5

SAM
$50bn
Serviceable Available Market
*The 65% without bank accounts are poorer

SOM
$25b
Service Obtainable Market

6%-12% of GDP
in Access Bank Footprint

50 mil Access Bank Customers + 1 Family Member ea. @ $500/yr

50 mil Access Bank Customers @ $500/yr

MSH-Access Bank Partnership Solves Mktplc Chicken & Egg Problem → Fast Network Effects

STRATEGY

Adoption Strategy

PROVIDERS

ACCESS BANK

PHARMACY
*chains

HMOs

6 • ADOPTION S

Strategic Partnerships:

Each Partner brings their members & ecosystems

4/10/2023

5600

access

BYDOW PHARMACY

Bastion HEALTH

AIICO MULTISHIELD HEALTH CARE

HYGEIA HMO

Monte Sereno

7.1 • PROGRESS

● One Stop Healthcare Throughout Africa ●

TRACTION

Partnerships Patients & Provider Access

PROVIDERS	PATIENTS
• DOCTORS, HOSPITALS 5600+	~50 million
From HMOs	Via Access Bank

PHARMACIES
24
Bydow Chain

11

4/10/2023

Monte Sereno

• PROGRESS

● One Stop Healthcare Throughout Africa ●

TRACTION

HMOs

Partnerships Patients &

AXA MANSARD	AIICO MULTISHIELD
• 1.2m payers • 2000 providers	• 150k payers • 1600 providers
HMO	HMO

BASTION* HYGEIA*


7.1
Provider Access
12
4/10/2023
Monte Sereno
BASTION*
• 350k payers
• 1600 providers
HMO
Bastion
HYGEIA*
• 400k payers
• 2000 providers
HMO
GEI
12


MSH-Access Bank Partnership Solves Mktplc Chicken & Egg Problem → Fast Network Effects
Monte Sereno
Strategic Partners
AWS Invested
$600k
Access Bank bears all costs to enroll its ~50mil customers
Monte Sereno
Transformative
MSH - SILVA PLATFORM
Powered By:
MAYO CLINIC
Google
SENSELY
access
aws
8.1 • FUNDING
4/10/2023
13


New Global Partnerships
Scalable - MSH Platform Works Worldwide
TSAW Drones
IIH India to Pilot with MSH
8.2 • PROGRESS


Take the clinic to slum/rural patients
NGO w 15 million catchment
4/10/2023
14
14


Monte Sereno Business Model
- $75 fee counts only the 15% Rake -
9.1 • BUSINESS MODEL
1
2
3
ADDITIONAL REVENUE SOURCES 4
20mil
x
$75
=
$1.5b
CUSTOMERS FROM ACCESS BANK BY Q4-2027
AVG ANNUAL FEE PER CUSTOMER
REVENUE PROJECTED 2027
Marketplace Platform B2B2C2C Business Model
15% Rake/Commission
Targeted Ads –
CPM = $7 - $10
CPC = $0.22 - $0.4
Auto EHR - $1/month
Membership = $1/month
AI Continuous Care $2/month
Reverse Auctions = 15% Commiss
Other Svcs. – e.g., Security
Accounting & Stats
Big Data Mining
4/10/2023
15

Forward-looking projections cannot be guaranteed.


With Access Bank "Go-To-Mkt" Partnership: We grow fast, and growth is cheap & stable
Key Performance Indices (KPI)
9.2 • BUSINESS MODEL
$0 for First 50m
$30 - $50
growth is cheap
Customer Acquisition Cost
Average Order Volume
10 – 12/year
50 million
We grow fast
Order Volume/Year Per Customer
Customers From Strategic Partner

9.1 • FUNDING – NEED & USE

Monte Sereno : Use of Funds – Seed Stage

1. Launch By Q1-24
2. Pilot with 28k Access Bank Staff
3. Accept Access Bank Customers
   - 1mil Users by Q1-25
   - Raise next tranche seed$

4. IIH India Pilot

Access Bank "Go-To-Mkt" Partnership Gives Fast Stable Growth & Network Effects

4/10/2023 17

Forward-looking projections cannot be guaranteed.

Invest in African Healthcare!





END

4/11/2023 18

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